

August 8, 2011

Mr. Mitchell L. Cox
Heartland, Inc.
1005 N. 19th Street
Middlesboro, KY 40965

      Re: Heartland, Inc.
             Form 10-K for the fiscal year ended December 31, 2010
             Filed March 30, 2011
             File No. 0-27045

Dear Mr. Cox:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Premium Homes, page 8

1.   In future filings, to the extent it is material to your business, please expand your disclosure about Premium Homes' business as a retailer of manufactured homes. We note the disclosure on page F-14 that Heartland acquired Premium Homes in late 2010. Please refer to the requirements of Item 101(h)(4) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11
Results of Operations, page 13

2.   We note that your discussion does not fully discuss and analyze the factors that led to the changes in various line items from period to period and does not quantify these factors when they are provided. For example, you state that the most significant change in operations from 2009 to 2010 concerned increased operational costs, but you do not

provide any analysis of the factors contributing to such increases. In addition, you note that your mix of projects shifted toward the public sector. This is just an example. In future filings, please identify the factors leading to the changes in your line items from period to period, and quantify these factors where possible. Further, please discuss whether you believe these factors are the result of a trend, and, if so, whether you expect it to continue and how it may impact revenues, income from continuing operations, your planned acquisitions, your available liquidity, or any other factors. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Liquidity and Capital Resources, page 14
Sources of Liquidity, page 14

3.   In future filings, please describe the nature of your financing relationship with Commercial Bank of Harrogate as well as the material terms of the relationship. Please provide similar disclosure for any other material sources of liquidity.

Liquidity and Capital Resources, page 14; Compensation Agreements, page 22; Note E—Notes Payable, page F-11; Note F—Interest Rate Swap Agreements, page F-14

4.   We note the disclosures that Heartland has notes payable consisting of long term notes entered into with various financial institutions, related parties, or third parties for the purchase of property and equipment, two interest rate swap agreements with a related party, and compensation agreements with Messrs. Terry L. Lee and Randy Frevert. Please tell us what consideration you have given to filing the note, interest rate swap, and compensation agreements as exhibits to the Form 10-K. See Item 601(b)(10) of Regulation S-K.

Controls and Procedures, page 18

5.   We note your disclosure in the second paragraph that management concluded that during the period covered by the report Heartland's disclosure controls and procedures were ineffective. Item 307 of Regulation S-K specifically requires the conclusions of Heartland's principal executive and principal financial officers or persons performing similar functions on the effectiveness of Heartland's disclosure controls and procedures as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Securities Exchange Act as of the end of the period covered by the report. Please promptly file an amendment to your annual report on Form 10-K for the fiscal year ended December 31, 2010 to revise your disclosure (a) to state that the disclosure controls and procedures effectiveness conclusion is the conclusion of your principal executive and principal financial officers or persons performing similar functions and (b) to identify the rules defining the term disclosure controls and procedures. This comment also applies to your controls and procedures disclosure on page 10 of your quarterly report on Form 10-Q for the quarterly period ended March 31, 2011.

6.   You have provided some but not all of the disclosures required by Item 308(a) of Regulation S-K concerning management's report on internal control over financial reporting, including, but not limited to, a conclusion on the effectiveness of your internal control over financial reporting. Please amend your annual report on Form 10-K for the fiscal year ended December 31, 2010 to provide all of the applicable disclosures required by Item 308(a). We note that in your case these appear to be the disclosures required by subparagraphs (a)(1), (a)(2), and (a)(3) of Item 308; however, you must assess the requirements for yourself to determine the applicable requirements. We further note that in your current disclosure you appear to have combined elements of the disclosures required by Item 308 with the disclosures required by Item 307 of Regulation S-K; we suggest that in future filings you may wish to avoid combining these disclosures in this manner and instead present management's report on internal control over financial reporting (i.e., the Item 308(a) disclosure) separately.

7.   Please disclose the specific steps that you have taken, if any, to remediate your identified material weaknesses. Further, please disclose whether you believe that the identified material weaknesses still exist at the end of the period covered by the report.

8.   We note your disclosure in the fifth paragraph regarding changes in your internal control over financial reporting. We further note that you have qualified this disclosure with the clause "except as set forth above." In future filings, please do not use this or similar statements to qualify your conclusion. If there have been changes that you are required to disclose by Item 308(c) of Regulation S-K, please state that there have been changes and provide the required disclosure.

Directors, Officers and Corporate Governance, page 18

9.   In future filings, describe briefly the business experience of Mr. Mitchell L. Cox during the past five years. See Item 401(e)(1) of Regulation S-K.

Executive Compensation, page 21

10.   In future filings, please disclose that you computed the aggregate grant date fair value of reported stock and option awards in accordance with FASB ASC Topic 718. Please refer to Item 402(n)(2) of Regulation S-K.

Certain Relationships and Related Transactions, and Director Independence, page 24

11.   Disclosures on page F-14 indicate that Heartland issued shares of common stock to Lee Holding Company and Gary Lee for debt reduction and issued shares of common stock to Lee Holding Company and Terry Lee for the acquisition of Premium Homes in 2010. Please tell us why Heartland has not disclosed these transactions under related transactions. See Item 404 of Regulation S-K.

Exhibits

12.   Please file the exhibits required by subparagraphs (3), (4), and (21) of Item 601(b) of Regulation S-K as well as any other applicable exhibits that you may have omitted. Alternatively, if the exhibits are incorporated by reference, so indicate in the exhibit index. See Instruction 2 to the exhibit table under Item 601(a) of Regulation S-K.

Exhibits 31.1 and 31.2

13.   We note that you omit identification of Heartland, Inc. as the registrant in paragraph 1. Item 601(b)(31)(i) of Regulation S-K specifies that the certifications must be exactly as set forth in the item. Please revise in future filings.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Edward M. Kelly, Senior Counsel at (202) 551-3728 or Dietrich A. King, Staff Attorney at (202) 551-3338 with any questions.

                                                Sincerely,

                                                /s/ John Cash

                                                John Cash
                                                Accounting Branch Chief